Exhibit 6.14

Agreement for Certified B CorporationsTM 1

For corporations registered where benefit corporation or social purpose corporation (“SPC”) equivalent2 is available

Introduction

This agreement (“Agreement”) establishes the terms by which Iroquois Valley Farmland REIT, PBC (the “Company”) will seek certification/recertification as a B CorporationTM, and B Lab will allow the Company to use certain intellectual property.

B Lab is a nonprofit organization dedicated to using the power of business to solve social and environmental problems. B Lab drives systemic change through several interrelated initiatives: 1) building a global community of Certified B CorporationsTM who meet the highest standards of verified, overall social and environmental performance, public transparency, and legal accountability; 2) promoting Mission Alignment using innovative corporate structures like the benefit corporation to align the interests of business with those of society and to help high impact businesses be built to last; 3) helping tens of thousands of businesses, investors, and institutions Measure What Matters, by using the B Impact Assessment and B Analytics to manage their impact—and the impact of the businesses with whom they work—with as much rigor as their profits; and 4) inspiring millions to join the movement through story-telling by B the Change Media.

Governance Overview

B Lab is governed by an independent Board of Directors (the “Board”), and the performance standards used to certify B Corporations are governed by an independent Standards Advisory Council (the “SAC”). Membership of both is transparent and available at www.bcorporation.net. All submissions for B CorporationTM certification will be reviewed by B Lab; acceptance into and continued participation in the B Corp community is at the sole discretion of B Lab and its Board of Directors, including without limitation the discretion to revoke a certification.*

Terms

The Company may be certified as a B CorporationTM for a two year period, after which the Company must be recertified in order to maintain its status as a B CorporationTM. In order to be certified, the Company must:

•    Meet performance standards:

- Submit completed B Impact Assessment, including the Disclosure Questionnaire, for review and earn a reviewed score of at least 80 points (out of 200).

- Attach all required documentation to complete their B Impact AssessmentTM Submission. - Submit to a Site Review of the company’s B Impact Assessment if selected**

1 ‘B Corporation’, ‘the B Corporation Seal’, and ‘the change we seek’ are trademarks of B Lab, Inc

2 For social purpose corporation equivalents, please refer to www.bcorporation.net

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•  Meet transparency requirements:

- Make available on www.bcoporation.net and B Analytics the Company’s Impact Report and basic Profile information upon certification and re-certification. At any time, the company can opt out of making certain information available in the B Analytics subscription platform, such as revenue range, employee #s, and projected capital raise.

- The Company is not required, but may elect incremental transparency of its full Assessment on www.bcorporation.net

- Transparency requirements in this Agreement supersede any non-disclosure agreements with B Lab.

•  Meet the legal standards for B Corp certification:

-To maintain certification, the Company must elect benefit corporation or SPC equivalent status within 4 years of the effective date of the legislation in the state, province, or country of the Company’s incorporation or 2 years after the Company’s initial certification date, whichever is later.

-If the company does not meet the above requirements in said timeframe, the only effect will be that B Lab may revoke the Company's certification.

-In the event of a change of control of the Company, or an initial public offering of its securities (an “IPO”), the Company is required to recertify within 90 days of the effective date of the change of control or IPO.

•  Abide by intellectual property requirements:

- Use B Lab’s intellectual property, including but not limited to the name ‘Certified B CorporationTM, and the ‘B CorporationTM Seal’, consistent with the ‘Brand Usage Guidelines’ provided by B Lab.

- Allow the Company’s names and logos to be used by B Lab for the purpose of promoting the interests of the community of B Corporations and the initiatives listed in the Introduction to this Agreement.

•  Sign the B CorporationTM Declaration of Interdependence as a symbol of its commitment to our shared collective purpose.

•  Disclose the Company’s revenue to B Lab annually and pay B Lab an annual certification fee based on the tiered structure below, provided that, with respect to any recertification period, B Lab reserves the right to change such fee structure in its sole discretion:

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Annual Sales	Annual Fee
$0 - $149,999	$500++
$150,000 - $1,999,999	$1,000++
$2MM - $4,999,999	$1,500++
$5 MM - $9,999,999	$2,500
$10 MM - $19,999,999	$5,000
$20 MM - $49,999,999	$10,000
$50 MM - $99,999,999	$15,000
$100 MM - $249,999,999	$25,000
$250 MM - $499,999,999	$30,000
$500 MM - $749,999,999	$37,500
$750 MM - $999,999,999	$40,000
$1B+	$50, 000+ scaling based on company size

Note: For companies certifying with related entities (subsidiaries, parent companies, franchises, or affiliated entities with the same name) or multiple assessments, please see Appendix C.

Other Terms

By executing this Agreement, B Lab and the Company agree to the provisions set forth in the Footnote attached to this Agreement as Appendix A, the Additional Terms attached to this Agreement as Appendix B, and the Guidelines for Companies with Related Entities as Appendix C.

Applicability of Terms

Provided that the Company continues to meet the Terms of this Agreement and earns a verified minimum score of 80 points on the most current version of the B Impact Assessment every two years, this Agreement will automatically renew unless either party chooses to cancel the contract in writing for any reason.

Commitment

By signing below, I agree to the above terms.

/s/ John Steven Bianucci	__________________________________
Director/Officer	Director/Officer, B Lab

Iroquois Valley Farmland REIT, PBC	__________________________________
Company	Date

9/19/2017

Date

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Appendix A

Footnotes to Agreement for Certified B Corporations

*Complaints Procedure, Disclosure Questionnaire, and Background Check

Maintaining the credibility and rigor of the B Corp Certification is paramount to B Lab. This effort includes verifying assessment responses through our documentation process, conducting random Site Reviews for 10% of the B Corp Community every year, requiring completion of the Disclosure Questionnaire, completing a background check on the Company and senior management, and investigating specific, credible, material allegations of wrongdoing from the broader public.

B Lab and its Board of Directors have sole discretion over the acceptance into and continued participation in the B Corp community, and B Lab takes complaints from the community very seriously. Typically there are two types of complaints that B Lab reviews:

- Complaints alleging intentional misrepresentation of a social or environmental practice as reported in the B Impact Assessment.

- Material, credible, and specific allegations that indicates a breach of our community's principles of transparency and accountability and the core values as expressed in the B Corporation Declaration of Interdependence.

In addition, B Lab may also review, at its sole discretion, any issue reported on the Disclosure Questionnaire or uncovered as part of the background check or otherwise. If such complaint or issue is deemed material by B Lab, an investigation of the complaint or issue is conducted by B Lab Staff, and the results of the investigation are presented to B Lab's Standard's Advisory Council (the "SAC"). The SAC is an independent governing body that oversees the performance standards of the B Corp certification. Material complaints and issues are typically resolved in the following four ways:

- Certification upheld

- Certification is upheld, with disclosure made transparent on the B Corp public profile

- Probation with required, specific remedies

- Certification revoked

The resolution of the complaint may be appealed by the Company directly to B Lab's Board of Directors. The resolution of such appeal by the Board of Directors is binding, and in its sole discretion.

**Site Review Process

To maintain the credibility of B Corporation certification, in addition to the documentation and phone reviews required for 100% of the companies seeking certification, 10% of all Certified B Corporations are reviewed via a more in-depth review of their assessment responses and certification, as well as a possible visit onsite by B Lab, every year. This means that in every two-year certification term, all Certified B Corporations have a one in five chance of being chosen to participate in this process. B Lab also conducts Site Reviews of wholly owned and majority-owned subsidiaries whose parent company has revenues in excess of $1billion, $1 billion+, and publicly traded Certified B Corps during each certification term at B Lab’s discretion at their own expense (typically $2,500-$5,000, depending on the size and location of company activities). B Lab’s goal for the Site Review Process is to review the accuracy of the Company's responses on the B Impact Assessment, and will generally involve additional documentation, interviews with senior management and an employee, and a brief facilities tour.

Typically, not through any intentional misrepresentation on the part of the company, the Site Review process results in a score adjustment. If the adjusted score falls below the minimum 80 required for certification, B Lab provides a 90 day cure period along with score improvement recommendations. If this process reveals that a company has materially misrepresented aspects of their business, the company’s B Corporation certification will be revoked.

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Appendix B

Additional Terms

1.    Indemnification. Company agrees to indemnify and hold harmless B Lab and its officers, directors, employees, agents, representatives, affiliates, subcontractors, subsidiaries and independent contractors (B Lab and such persons, “Indemnitees”) from and against all claims, actions, suits, losses, costs, liabilities, judgments, damages and expenses, including reasonable attorneys’ fees, court costs, litigation expenses and related expenses (collectively, “ Claims”) arising out of or relating to (i) Company’s breach of any of the representations, warranties or obligations set forth herein, (ii) any incompleteness or inaccuracy of the information provided by Company to B Lab, (iii) Company’s use of the Marks other than as set forth in the Terms, (iv) any third party claim relating to or arising out of this Agreement, or (v) Company’s use of, and/or reliance upon, certification under this Agreement, except to the extent such Claim was directly caused by the gross negligence or willful misconduct of B Lab. Company understands and agrees that it is specifically intended that the Company indemnify Indemnitees for their sole negligence and contributory negligence but not for their gross negligence or willful misconduct. To the extent Company is required to indemnify any of the Indemnitees, Indemnitees shall not enter into any settlement without obtaining Company’s prior written consent, not to be unreasonably withheld.

2.    DISCLAIMER OF WARRANTIES. B LAB MAKES NO (AND HEREBY DISCLAIMS, TO THE GREATEST EXTENT ALLOWED BY LAW, ANY AND ALL) WARRANTIES, REPRESENTATIONS, AND CONDITIONS, WHETHER WRITTEN, ORAL, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTIES OF ACCURACY, COMPLETENESS, TITLE, AGAINST INFRINGEMENT, WITH RESPECT TO THE B IMPACT ASSESSMENT, THE CERTIFICATION REVIEW PROCESS, AND ANY SERVICES PROVIDED BY OR ON BEHALF OF ANY INDEMNITEE.

3.    Additional terms of certification. All determinations related to certification are in the sole discretion of B Lab, and in no event shall any Indemnitee have any liability as a result of any decision to grant or not certification for any reason. Company acknowledges that a grant of certification does not mean that B Lab endorses, verifies or certifies the accuracy of any information that has been provided to B lab in connection with the certification process. Company hereby certifies that all of information provided to B Lab in connection with its certification are accurate and complete.

4.    Limitation of liability. Except as otherwise required by law, in no event shall any of the Indemnitees be liable to Company or its agents or any third party for any direct, special, indirect, incidental, punitive, or consequential damages, including damages or costs due to loss of profits, tax credits, economic benefits, data, loss of goodwill, or personal or other property damage regarding this Agreement or resulting from or in connection with the performance of this Agreement by any Indemnitee or in connection with certification, regardless of the cause of action or the theory of liability, whether in tort, contract, or otherwise, except in the case of gross negligence or willful misconduct by B Lab. Regardless of the foregoing, and without limiting any other provision herein, Company’s sole remedy shall be limited to a return of fees paid by Company under this Agreement and in no event shall Indemnitees, in the aggregate be entitled to damages in excess of the total amount of fees paid by Company under this Agreement.

5.    Governing law. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Pennsylvania, without regard to its conflict of laws rules. Company and B Lab hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the courts in the State of Pennsylvania, and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of such courts for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) in the case of the Company, consent to service of process at the address set forth its profile information, with the same legal force and validity as if served upon such party personally within the State of Pennsylvania, (iv) waive any objection to the laying of venue of any such action or proceeding in such courts and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the such courts has been brought in an improper or inconvenient forum.

6.    Third parties and assignment of rights. Nothing in this Agreement shall be deemed to confer any benefit or rights on or to any person or entity other than Company and B Lab; provided however, that the Indemnitees (other than B Lab) shall be intended third-party beneficiaries to this Agreement. B Lab reserves the right to assign and/or delegate any of its rights and/or obligations in its sole discretion, including, and without limitation, the right to subcontract the performance of any services associated with certification. Company may not assign and/or delegate any of the rights and/or obligations under this Agreement.

7.    Entire agreement; interpretation. This Agreement constitutes a fully integrated agreement that supersedes any and all prior agreements between B Lab and the Company concerning certification. The invalidity of any part of this Agreement shall not impair or affect the validity or enforceability of the rest of this Agreement, which shall remain in full force and effect. Any provision found to be invalid shall be more narrowly construed so that it becomes legal and enforceable. The headings used in this document are for ease of reference only and shall not in any way be construed to limit or alter the meaning of any provision. Any rule that ambiguities are construed or interpreted against the drafter of a document, or against the party for whose benefit the document is made, shall not apply. As used in this Agreement, the plural shall include the singular and the singular shall include the plural whenever appropriate.

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Appendix C

Guidelines for companies with Related Entities

1. Verification fee. For companies whose certifications warrant more than one assessment for review, the
Company will pay B Lab a verification fee for each additional assessment at initial certification and recertification based on the following fee structure:

Annual Sales of additional Assessment (USD)	Verification fee (USD)
<$50 MM	$500
<$100 MM	$1,000
<$500 MM	$2,500
>$500 MM	$5,000

2.    Subsidiaries with the same name as their parent. In order for subsidiaries with the same name as the parent to maintain certification beyond four years from the date of their initial certification, the parent company will need to certify within that four-year time frame.

3.    Related entities with the same name. All subsidiaries with the same name as their parent where their parent is not yet a Certified B Corporation, affiliated entities with the same name without a common parent, and franchisees certifying independently where the franchisor is not a Certified B Corporation that are in the same distinct geographic region defined by B Lab must achieve a reviewed score of 80 or above for the company seeking certification in the region to certify and recertify.

++Prepayment

Companies paying $1,500 or less in annual certification fees must provide credit card payment of their first year’s certification fees prior to certification. The second year’s certification fees will be automatically charged the following year unless the company gives 30 days’ written notice of decertification.

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We envision a global economy that uses business as a force for good.

This economy is comprised of a new type of corporation – the B Corporation –

Which is purpose-driven and creates benefit for all stakeholders, not just shareholders.

As B Corporations and leaders of this emerging economy, we believe:

That we must be the change we seek in the world.

That all business ought to be conducted as if people and place mattered.

That, through their products, practices, and profits, businesses should aspire to do no harm and benefit all.

To do so requires that we act with the understanding that we are each dependent upon another and thus responsible for each other and future generations.

/s/ John Stephen Bianucci	________________
Director/Officer	Director/Officer, B Lab

9/19/2017	Iroquois Valley Farmland REIT, PBC	_______________
Date	Company	Date

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Iroquois Valley Farmland REIT

Organic & Regenerative Farmland Finance for Family Farmers

Certified Since: August, 2012

Location: Evanston, Illinois, United States

Sector: Service with Significant Environmental Footprint

Iroquois Valley Farmland REIT, PBC is a restorative farmland finance company providing land access to organic family farmers, with a focus on the next generation. Starting in 2007 (as Iroquois Valley Farms, LLC) and establishing itself as a leader in socially responsible investing before “SRI” and “Impact Investing” were common vernacular, the Company has a long track record of successfully acquiring organic and transitional farmland. In 2016, the Company expanded its scope to include mortgage financing/re-financing.

The Company uses private investment capital to facilitate farmers’ expansion plans through leasing or mortgage financing. The Company is committed to social responsibility and the public health. In that regard, Iroquois Valley Farmland REIT, the parent entity, was established as a Public Benefit Corporation, whose public benefit is enabling healthy food production, soil restoration and water quality improvement through the establishment of secure and sustainable farmland access tenures.

Iroquois Valley Farms has purchased over 8,400 acres of farmland representing nearly $50 million in transaction value (inclusive of land subsequently sold its tenant farmers). All farms are operated by independent family farmers organically.

Best for the World Honoree

Best for Overall 2019

Best for Customers 2019

Best for Governance 2019

Best for Governance 2018

Best for Overall 2018

Best for Customers 2018

Best for Overall 2017

Best for Governance 2017

Best for Overall 2016

Best for Community 2014

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https://bcorporation.net/directory/iroquois-valley-farms-llc

Certified B Corporation

About B Corps | Certification | B Economy | For B Corps | B Corp Directory | SDG Action Manager | COVID-19 Resource Center

B Impact Report

Iroquois Valley Farmland REIT

Organic & Regenerative Farmland Finance for Family Farmers

Overall B Impact Score

135.2
80
50.9
135.2
0
100
200

The B Impact Scores are being compared against all businesses that have completed the B Impact Assessment

WWW.IROQUOISVALLEY.COM

Impact Area Scores

Governance	23.4
Workers	24.1
Community	36.3
Environment	10.9
Customers	39.8